04 FEB -3 AM 7:21

ESSILOR

File N° 82-4944

04012595

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

January 27, 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

Sincerely,

Véronique Gillet
VP Investor Relations

Encl.: 2003 Consolidated Sales

ESSILOR

COMMUNIQUE DE PRESSE

Chiffre d'affaires consolidé 2003 : + 7,8% hors change grâce à un fort second semestre

Charenton-le-Pont (27 janvier 2003) – Le chiffre d'affaires d'Essilor International, numéro un mondial de l'optique ophtalmique, pour l'exercice 2003, s'établit comme suit :

En millions d'€	***2003***	2002	
Chiffre d'affaires consolidé	**2 116,3**	2 138,3	- 1 %

L'effet de change a pénalisé mécaniquement le chiffre d'affaires consolidé

Le chiffre d'affaires consolidé du groupe a atteint 2,116 milliards d'euros, soit une baisse de 1% due à un fort effet de change (- 8,8%). Celui-ci est lié à l'évolution, au cours de la période, du real brésilien, du yen japonais et surtout du dollar américain qui a baissé de près de 17 %.

La croissance homogène est dans la ligne historique : la hausse du chiffre d'affaires atteint 4,3 % grâce à un second semestre de qualité.

Variation du chiffre d'affaires	Base homogène	Périmètre	Change
2003	**+ 4,3 %**	**+ 3,5 %**	**- 8,8 %**
1er semestre	*+ 2,3 %*	*+ 0,8 %*	*- 10,8 %*
2ème semestre	*+ 6,5%*	*+ 6,4 %*	*- 6,6 %*

Le second semestre affiche une forte progression (+ 6,5 %) due à une amélioration de l'activité au troisième trimestre suivie d'une accélération au quatrième trimestre, notamment en Allemagne et aux Etats-Unis.

Le mix produit d'Essilor a crû au premier comme au second semestre, confortant une fois encore la politique produit du groupe. La stratégie d'Essilor, concentrée sur l'innovation, lui a permis d'enregistrer des croissances significatives sur les verres à hauts indices et en polycarbonate, les verres antireflet, les verres photochromiques et les verres progressifs.

Par zone géographique, la deuxième partie de l'année a montré une progression plus rapide sur la plupart des marchés :

- **Europe (+ 7,3 %)**. Les ventes ont été tirées par un niveau d'activité exceptionnel en Allemagne au cours du quatrième trimestre. En effet, l'annonce de la suppression du remboursement des verres ophtalmiques au 1er janvier 2004 a dopé le marché entre septembre et décembre. Hors activité exceptionnelle en Allemagne, la croissance organique de l'Europe revient à 5,6 %. La France, l'Espagne, le Royaume-Uni, l'Irlande et les pays nordiques ont réalisé de belles performances.

ESSILOR

- **Amérique du Nord (+ 1 %)**. Après un premier semestre négatif en raison de la baisse de fréquentation des magasins d'optique, et dans un contexte politique difficile, le marché américain s'est redressé en cours d'année permettant à Essilor de compenser son retard en ventes et de réaliser une croissance de 3,5 % au second semestre.

- **Asie-Océanie (+ 1,4 %)**. Sur le plan commercial, la croissance ressort à +7,2%, ce qui est une belle progression compte tenu de la récession au Japon et de l'impact de l'épidémie de SRAS en début d'année. Cette performance a été réduite principalement par le jeu défavorable, en 2003, du mécanisme de consolidation du chiffre d'affaires des usines situées en Asie.

- **L'Amérique du Sud (+ 17 %)** affiche la plus forte progression et les ventes ont bénéficié d'une croissance soutenue au Brésil et du fort redémarrage de l'activité en Argentine.

L'effet de périmètre atteint +6,4% au second semestre

La montée en puissance de l'effet de périmètre au cours de l'année (+ 3,5% au total) est le résultat de l'intégration des 14 acquisitions réalisées en 2003. Celles-ci ont eu lieu dans chaque continent et ont apporté un chiffre supplémentaire de 74,5 millions d'euros.

Récemment, deux nouveaux laboratoires de prescription sont entrés dans le groupe :

Fin 2003, Essilor a conclu l'acquisition de **Metro Optical Ltd** (CA : 2 millions de dollars canadiens) situé à Edmonton, Alberta (Canada) et renforce la présence du groupe dans l'ouest du Canada.

De même, aux Etats-Unis, au tout début du mois de janvier 2004, Essilor a pris le contrôle de **Dunlaw Optical Laboratories, Inc.** (CA : 2 millions de dollars), à Lawton, Oklahoma. Dunlaw couvre la région située dans l'ouest de l'Oklahoma et le nord du Texas et permettra au groupe d'accroître sa part de marché locale.

Résultats définitifs

Les résultats certifiés de l'exercice 2003 seront publiés le 4 mars 2004. Compte tenu du bon niveau d'activité au second semestre et de la situation exceptionnelle de l'Allemagne, la marge opérationnelle du groupe devrait être proche de 17 %, soit un niveau supérieur à l'objectif initial de 16 %.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 170 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière
Tél. : 01 49 77 42 16
www.essilor.com

ESSILOR

PRESS RELEASE

Consolidated 2003 Sales Up 7.8% At Constant Exchange Rates, Led by Strong Second Half

(Charenton-le-Pont, France – January 27, 2004) -- Essilor, the world leader in ophthalmic optics, today announced its consolidated sales for 2003:

In millions of euros	***2003***	2002	
Consolidated sales	**2,116.3**	2,138.3	- 1.0%

Reported growth dampened by the currency effect

Consolidated sales declined by a reported 1% to €2,116 million in 2003, reflecting the highly negative currency effect (- 8.8%) caused by the appreciation of the euro against the Brazilian real, the Japanese yen and, especially, the US dollar (nearly 17%).

Like-for-like growth was in line with historic trends, with sales gaining 4.3% on a strong second-half performance

Sales growth	Like-for-like	Changes in scope of consolidation	Currency effect
2003	**+ 4.3%**	**+ 3.5%**	**- 8.8%**
1st Half	*+ 2.3%*	*+ 0.8%*	*- 10.8%*
2nd Half	*+ 6.5%*	*+ 6.4%*	*- 6.6%*

Sales climbed a robust 6.5% in the second half, as demand improved in the third quarter and accelerated in the fourth, especially in Germany and the United States.

The product mix improved throughout the year, once again testifying to the validity of the Company's product strategy. This innovation-driven strategy has resulted in significant gains in high-index and polycarbonate lenses, antireflective lenses, photochromic lenses and progressives.

On a regional basis, sales rose faster in the second half in most geographic markets:

- **Europe (up 7.3%)**. Growth was led by exceptionally strong sales in Germany in the fourth quarter, as people rushed to purchase eyeglasses before January 1, 2004, when the national healthcare system stopped reimbursing ophthalmic lenses. Excluding Germany, sales gained an organic 5.6% in Europe, with France, Spain, the United Kingdom, Ireland and the Nordic countries all turning in a strong performance.

- **North America (up 1.0%)**. After declining in the first half due to lower traffic at optical retailers and the difficult political environment, the US market recovered in the second six months, enabling Essilor to make up lost ground with a 3.5% increase in second-half sales.

- **Asia-Pacific (up 1.4%)**. Actual sales were up 7.2% for the year, an impressive performance considering the recession in Japan and the early-year impact of the SARS epidemic. Reported growth, however, was mainly reduced by the unfavorable accounting impact of consolidating sales made by local plants.

- **South America (up 17%)** reported the year's strongest growth, lifted by sustained expansion in Brazil and an upsurge in business in Argentina.

Acquisitions added 6.4% to sales growth in the second half

Sales momentum also reflected the growing contribution from the 14 new companies consolidated during the year. Carried out on every continent, these acquisitions added a total of €74.5 million in sales or 3.5% of the year's growth.

Recently, two new prescription laboratories were acquired:

- **Metro Optical Ltd** (C$2 million in sales) based in Edmonton, Alberta, whose late 2003 acquisition has strengthened Essilor's presence in western Canada.
- **Dunlaw Optical Laboratories, Inc.** ($2 million in sales) based in Lawton, Oklahoma. Purchased in early January, Dunlaw's coverage of western Oklahoma and northern Texas will widen Essilor's share of the local market.

Final results

Audited 2003 results will be released on March 4. In light of the strong second half and the exceptional situation in Germany, consolidated operating margin should be in the neighborhood of 17%, exceeding the initial target of 16%.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN: FR 000012166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication
Phone: +33 (0)1 49 77 42 16
www.essilor.com